PRESS RELEASE

FOR IMMEDIATE RELEASE

UNDERGROUND DRILLING INTERSECTS HIGH GRADE MINERALIZATION AT PRAIRIE CREEK

Vancouver - January 9, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report drill assay results on the first completed section of underground diamond drill holes from the newly established decline tunnel at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories.

Underground Diamond Drill Results from Section 50650N

Assay results have now been received for the first six holes which completes Section 50650N drilling. The first two holes included in this section have been reported previously. All holes were drilled in a westerly direction at angles indicated in the table below.

Prairie Creek Composite Underground Drilling Intersections: Section 50650N
Hole Number	From (m)	To (m)	Length (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-06-001	90.37	94.96	4.59	-6	9.11	23.87	170	0.421	V
PCU-06-002	96.71	98.51	1.80	+10	5.82	1.80	55	0.139	V
PCU-06-003	120.40	126.80	6.40	-44	15.55	12.42	396	1.185	V
PCU-06-004	173.00	176.40	3.40	-59	nsm	-	-	-	V
PCU-06-005	263.60	265.05	1.45	-74	6.33	21.43	75	0.031	SB
“	265.70	267.30	1.60	-74	14.14	2.22	200	0.402	V
“	274.36	278.59	4.23	-74	10.75	10.24	135	0.131	V
PCU-06-006	248.98	250.38	1.40	-79	12.86	24.19	166	0.045	SB
“	259.63	263.38	3.75	-79	9.06	18.29	104	0.019	SB
“	329.43	336.19	6.76	-79	2.40	0.26	22	0.018	V

V=Vein, SB=Stratabound, nsm=no significant mineralization

The targeted vein-fault structure was successfully intercepted in all holes and returned assays varying from minimal in PCU-06-004, to high grade in PCU-06-003 which graded 15.55% Pb, 12.42% Zn, 396 gm/t Ag and 1.185% Cu over 6.4 metres of core.

Two separate veins were intercepted in PCU-06-005. PCU-06-006 tested the lower limits of the vein structure at the 540m elevation which returned a strong vein structure at a hole depth of 330 metres with low metal grade.

In addition to vein-type mineralization stratabound mineralization was also intercepted in two holes both with significant grades; PCU-06-005 reported 6.33% Lead and 21.43% Zn over 1.45 metres and PCU-06-006 cut two bands of stratabound mineralization grading 12.86% Lead with 24.19% Zn over 1.4 metres and 9.06% Lead and 18.29% Zn over 3.75 metres.

In addition to the ring of six holes completed on section 650N (as reported) six additional holes are being drilled from this station towards section 600N. Four of six oblique holes (assays pending) have also been completed prior to the Christmas break. To year end a total of ten holes totaling 1808 metres of core have been completed from this underground station. Underground drilling at Prairie Creek is scheduled to resume January 15th 2007.

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

2006/07 Underground Diamond Drilling Program

The 2006/07 underground drill program at the Prairie Creek mine is focused on further defining the Main Zone (Zone 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however some deeper drilling exploring for additional stratabound mineralization is also planned.

Access to underground drilling has been provided through the establishment of a new 400 metre decline tunnel which has been driven from the existing lower level underground workings. The decline reached its 2006 targeted length in December and has now established six new drill stations on 50 metre section lines. Over 50 drill holes are planned from the decline totaling up to 10,000 metres of coring.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com